Exhibit 99.1

hut 8 mining announces anticipated nasdaq LISTING date and CAD$100 Million bought deal unit offering

TORONTO, CANADA June 11, 2021 – Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company") announced today that it has entered into an agreement with Canaccord Genuity Corp. ("Canaccord") as lead underwriter, on behalf of itself and a syndicate of underwriters (collectively with Canaccord, the "Underwriters") under which the Underwriters have agreed to purchase an aggregate of 20.0 million units (the "Offered Units") at a price of CAD$5.00 per Offered Unit (the "Issue Price") for aggregate gross proceeds of approximately CAD$100.0 million (the "Offering"). It is expected that trading of the Company’s common shares on The Nasdaq Global Select Market ("Nasdaq") will begin on or about June 15, 2021, the expected closing date of the Offering, under the symbol "HUT".

Each Offered Unit will consist of one common share in the capital of the Company (each a "Common Share") and one-half of one Common Share purchase warrant (each a "Warrant"). Each Warrant is exercisable to acquire one Common Share (a "Warrant Share") at an exercise price of CAD$6.25 per Warrant Share for 24 months after issuance.

In addition, Hut 8 has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriters, to purchase up to an additional 3.0 million Offered Units at the Issue Price for a period of up to 30 days after the closing of the Offering, for potential additional gross proceeds to Hut 8 of up to CAD$15.0 million.

The net proceeds of the Offering are anticipated to be used by the Company: (i) to fund expansion of digital mining sites; (ii) to expand the Company's available power capacity; (iii) to fund new commitments to purchase additional digital mining equipment; (iv) to fund potential strategic partnerships, joint ventures or acquisitions; and (v) for general corporate purposes and working capital.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX.

The Offering is being made by way of a preliminary prospectus supplement dated June 11, 2021 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") and related United States registration statement on Form F-10 (SEC File No. 333-254059) (the "Registration Statement"). The Prospectus Supplement has been filed with the securities commissions in each of the provinces and Territories of Canada as well as the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with the United States Base Shelf Prospectus and the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained upon request by contacting the Corporate Secretary of the Company at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2 or Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 021990, by email at prospectus@cgf.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Hut 8 Mining Corp.

Hut 8 is one of North America's oldest, largest and innovation-focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and United States securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to, the use of proceeds from the Offering, the closing of the Offering, the expected timing of the listing of the Common Shares on the Nasdaq and the ability to obtain the necessary regulatory approvals.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

www.hut8mining.com